Frontier Nuclear Partners with DISA Technologies

To Remediate Legacy Uranium Mine Waste at the Maybell Uranium Project

Winnipeg, Manitoba - July 7, 2026 - Frontier Nuclear and Minerals Inc. (Nasdaq:FNUC) ("Frontier"), a nuclear fuel cycle company, announces that it has signed an agreement with DISA Technologies Inc. ("DISA") to characterize and remediate  legacy uranium mine waste dumps and to recover saleable uranium at Frontier's 100% owned Maybell uranium project (the "Maybell Project") in Colorado.

Environmental remediation and uranium recovery will occur simultaneously at the former Maybell uranium mine

Highlights:

  DISA will deploy its patented High-Pressure Slurry Ablation ("HPSA™") system in modular mobile plants to recover saleable uranium and other critical mineral concentrates from waste dumps at the Maybell Project
  Frontier Nuclear will be paid a net revenue royalty based on a sliding scale royalty rate of between 2.5% to 4% based on uranium price and derived from the sale of uranium and other critical minerals extracted from the waste dumps at the Maybell Project
  DISA will operate the waste remediation program at the Maybell Project and pay all associated costs
  No capital or operating costs will be payable by Frontier
  A total of 17 separate prospective waste dumps have been identified through ground surveys at the Maybell Project to date, and others may be added over time
  HPSA™ is a patented, chemical-free, modular process that selectively separates uranium and other target minerals from waste material using high-velocity slurry collisions.1

CEO Remarks

"We are pleased to have partnered with DISA to apply its breakthrough process to remediate abandoned uranium mine waste at our Maybell Project, and to recover valuable uranium and critical minerals, while addressing the environmental impacts of historical uranium mining," said Frank Wheatley, CEO of Frontier.

"With uranium demand at multi-decade highs and the U.S. Government actively prioritizing domestic critical mineral recovery, the timing could not be better to unlock the value contained in our Maybell Project's legacy waste dumps."

________________________________
1 Technology | DISA Tech™

Next Steps:

DISA will:

  Launch a characterisation programme with a combination of assay and gamma probe to determine likely quantities of uranium and other recoverable minerals present in the waste dumps, expected to take approximately six months
  Apply for all requisite permits necessary to commence treatment of waste and recovery of payable concentrates using HPSA™ technology
  Pay Frontier a net revenue royalty on future sales of metals concentrates

Advantages of HPSA™:

  The HPSA™ process treats surface dumps of previously partially mined and aggregated material, and has been independently validated through a U.S. Environmental Protection Agency ("EPA") treatability study ("EPA Study") conducted at three Navajo abandoned uranium mine sites in 2022 and published in December 2023
  In September 2025, DISA became the first company to receive a Service Providers License from the U.S. Nuclear Regulatory Commission, providing a regulatory license for DISA to remediate legacy uranium mine waste.  DISA can now recover valuable uranium and critical minerals, and more importantly, leave the environment significantly improved
  There is strong US Government support for domestic recovery of uranium and critical minerals from legacy mine waste.  This activity is directly in line with the recent Secretarial Order No. 3436, which directs federal agencies to prioritize domestic recovery of critical and strategic minerals from mine waste

U.S. EPA Study

The EPA Study, carried out by Tetra Tech Inc. under EPA contract, found that the HPSA™ process reduced uranium concentrations in treated material by between 61% and 94% depending on waste characteristics, with comparable reductions in radium-226.  A particularly significant finding: the process concentrates more than 90% of the uranium content into a fines fraction that represents just 17% of total processed mass - leaving the bulk of the treated material clean enough to remain on site and dramatically reducing the volume of material requiring regulated disposal.  The EPA confirmed the HPSA™ process as a viable treatment technology for abandoned uranium mine waste on Navajo Nation lands and on other state and federal lands, a conclusion directly applicable to legacy mine waste sites such as the Maybell Project.  The full study is publicly available on the EPA website.2

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2 epa.gov/navajo-nation-uranium-cleanup/pilot-studies

Maybell Uranium Project

The Maybell Project, 100% owned by Frontier, is located at the southern end of the Sand Wash Basin between the towns of Maybell and Lay in Moffat County, Colorado.  It covers an area of approximately 9,497 acres and is comprised of 480 Federal mining claims (8,857 acres) and one State Exploration Lease (640 acres).  The Maybell Project has witnessed historical production of approximately 5.3Mlbs U3O8 over two discrete historical mining periods.  The location of the waste dumps on the Maybell Project are set out in Figure 1, attached as Schedule A.

About DISA Technologies

Founded in 2018 and headquartered in Casper, Wyoming, DISA Technologies focuses on upgrading critical minerals from mined ore and legacy waste, serving both mining and remediation sectors.  DISA's technology isolates targeted minerals from ores and legacy waste, including precious and industrial metals, hydrocarbons, and uranium, aiming to reduce costs and environmental impact while enhancing mineral processing and environmental remediation.3

About Frontier Nuclear and Minerals Inc.

Frontier Nuclear and Minerals Inc. is focused on building a U.S.-based nuclear fuel cycle platform through uranium exploration and development assets, together with targeted investments in Ubaryon Pty. Ltd., a private Australian company developing next generation enrichment technology, and Kadmos Energy Services LLC, a private U.S. company developing small modular light water reactors.  Frontier continues to evaluate opportunities in the nuclear fuel cycle that align with its long-term strategic objectives.

For more information, visit: www.frontiernuclear.com

Forward-Looking Statements:  This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Frontier Nuclear and Minerals Inc., the timing and outcome of the DISA program at Frontier's 100% owned Maybell Project to recover saleable uranium from abandoned uranium mine waste dumps, anticipated uranium demand, U.S. federal nuclear policy and funding initiatives, and Frontier Nuclear and Minerals Inc.'s strategic positioning.  References to third-party statements, including industry estimates of future uranium demand and statements made by government agencies, are included for context and are not adopted by Frontier Nuclear and Minerals Inc. as projections of its own results.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Frontier Nuclear and Minerals Inc.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Frontier Nuclear and Minerals Inc. undertakes no duty to update such information except as required under applicable law.

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3 DISA Tech™

For Further Information:

Frank Wheatley	Investor Relations
Chief Executive Officer	ir@frontiernuclear.com
fw@frontiernuclear.com	www.frontiernuclear.com

Schedule A

03
02
01
06
05
04
03
10
11
12
07
08
09
10
15
14
13
18
17
16
15
7N 95W
7N 94W
22
23
24
19
20
21
22
27
26
25
30
29
28
27
34
35
36
31
32
33
34
Map Area
Project Location
N
W
E
S
FRONTIER NUCLEAR
& MINERALS
Maybell Abandoned Mine Waste Locations
June 11, 2026
0
1
2 km
Abandoned Mine Waste
Arden Larson Claims Subject to Royalty
Frontier Nuclear & Minerals Claims
Access Roads

Figure 1 - Legacy Mine Waste at the Maybell Uranium Project